BB

[redacted]

SECURI 06003645 ON

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 203

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SEC FILE NUMBER
8- 51198

MK 3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kildare Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Conestoga Road
(No. and Street)

Rosemont (City) PA (State) 19010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Sweeney (610)525-3962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carrow, Doyle & Associates, LLP
(Name – *if individual, state last, first, middle name*)

400 Berwyn Park, 899 Cassatt Road, Suite 115 Berwyn, PA 19312
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/20

OATH OR AFFIRMATION

I, Sean Sweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kildare Capital, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lisa A. Miles, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Jan. 31, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILDARE CAPITAL, INC.

Financial Statements

December 31, 2005

INDEX

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Rosemont, Pennsylvania

We have audited the accompanying statement of financial condition of Kildare Capital, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kildare Capital, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Carrow, Doyle + Associates, LLP

Carrow Doyle & Associates LLP

February 21, 2006

KILDARE CAPITAL, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 674,254	
Deposit with clearing organization	2,507,051	
Due from affiliates	18,323	
Securities owned, at fair value	21,925,913	
Property and equipment, net	883	
Other assets	728	
TOTAL ASSETS		$ 25,127,152

LIABILITIES

Payable to clearing organization	$ 21,447,092	
Securities sold, not yet purchased, at fair value	280,820	
Accounts payable and accrued expenses	386,454	
Income taxes payable, including deferred taxes of $62,200	69,000	
TOTAL LIABILITIES		22,183,366

STOCKHOLDERS' EQUITY

Preferred stock, Series A, 12%, $0.01 par value, 5,000,000 shares authorized; 2,500,000 shares outstanding	25,000	
Common stock, no par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	260,000	
Additional paid-in capital	2,515,000	
Retained earnings	143,786	
		2,943,786
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 25,127,152

The accompanying notes are an integral part of these statements.

KILDARE CAPITAL, INC.
Statement of Income
For the Year Ended December 31, 2005

Revenues:		
Principal trading	$ 2,082,550	
Interest income	614,931	
Underwriting fees	503,760	
Commissions	4,796	
Other income	1,573	
TOTAL REVENUE		3,207,610
Expenses:		
Commissions	1,495,665	
Management fees and expense reimbursements	544,090	
Interest expense	825,916	
Clearing expenses	16,256	
Office expenses	36,023	
Professional fees	21,978	
Rent	27,720	
Travel and entertainment	21,080	
Regulatory fees and expenses	17,816	
TOTAL EXPENSES		3,006,544
Income before income taxes		201,066
Income tax expense		69,000
NET INCOME		$ 132,066

The accompanying notes are an integral part of these statements.

KILDARE CAPITAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Capital Stock				Additional	Retained	Total
	Preferred		Common		Paid-in	Earnings	Stockholders'
	Shares	Amount	Shares	Amount	Capital		Equity
Balance - January 1, 2005	-	$ -	10,000,000	$ 260,000	$ 40,000	$ 11,720	$ 311,720
Net income	-	-	-	-	-	132,066	132,066
Capital contributed towards Preferred Stock	2,500,000	25,000	-	-	2,475,000	-	2,500,000
Balance - December 31, 2005	2,500,000	$ 25,000	10,000,000	$ 260,000	$ 2,515,000	$ 143,786	$ 2,943,786

The accompanying notes are an integral part of these statements.

KILDARE CAPITAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:		
Net income	$ 132,066	
Adjustment to reconcile net income to net cash expended in operating activities:		
Depreciation and amortization	177	
(Increase) decrease in operating assets:		
Deposit with clearing organization	(2,507,051)	
Due from affiliate	(17,500)	
Securities owned, at fair value	(21,925,913)	
Deferred taxes	8,400	
Other assets	1,952	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	21,447,092	
Securities sold, not yet purchased, at fair value	280,820	
Accounts payable and accrued expenses	382,729	
Income taxes payable	69,000	
NET CASH EXPENDED IN OPERATING ACTIVITIES		(2,128,228)
Cash Flows from Investing Activities:		
Purchase of office equipment		(1,060)
Cash Flows from Financing Activities:		
Preferred stock contribution		2,500,000
NET INCREASE IN CASH		370,712
Cash at beginning of year		303,542
Cash at end of year		$ 674,254
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Income taxes		$ -
Interest expense		$ 825,916

The accompanying notes are an integral part of these statements.

NOTE 1 - Business Activity and Basis of Presentation

Kildare Capital, Inc., a California corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the National Association of Securities Dealers (the "NASD"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including trading in securities issued by the government of the United States of America and various state and municipal authorities and investment banking. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are valued at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined by management.

Investment Banking - Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Concentrations of Credit Risk - At December 31, 2005, the Company is engaged in trading and other business consulting services to a limited clientele. The Company uses one clearing broker for all of its business. The Company's exposure to credit risk associated with the non-performance by its counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the

NOTE 2 - Summary of Significant Accounting Policies (cont'd)

Concentrations of Credit Risk (cont'd)

counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of any counterparty. The Company believes it is not exposed to significant risk for non-performance by its counterparties.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, securities, and deposits. Balances with the clearing broker are insured to their full amount. In addition to balances maintained with the clearing broker, the Company maintains accounts at commercial banks. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At times the Company may exceed these limits. The Company believes it is not exposed to any significant credit risks for its financial instruments.

Fair Value of Financial Instruments - The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable and accruals approximate fair value based on the short-term maturity of these instruments.

Fixed Assets - Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2005, the Company believes that there has been no impairment of its long-lived assets.

Income Taxes - The Company files as part of a consolidated income tax return with certain of its affiliates. Income taxes are recognized using enacted tax rates and are composed of taxes on financial accounting income that is adjusted for requirements of current tax law and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

NOTE 3 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

NOTE 3 - Securities Owned and Sold, Not Yet Purchased (cont'd)

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 833,764	$ 280,820
State and municipal obligations	21,042,149	-
Corporate notes	50,000	-
	$ 21,925,913	$ 280,820

NOTE 4 - Receivable From and Payable to Clearing Organization

Amounts receivable from and payable to the Company's clearing organization at December 31, 2005 consist of the following:

	Receivable	Payable
Clearing deposit	$ 2,507,051	$ -
Securities purchased and sold, net	-	21,447,092
	$ 2,507,051	$ 21,447,092

NOTE 5 - Property and Equipment

Property and equipment at December 31, 2005 consist of the following:

Office equipment	$ 1,060
TOTAL PROPERTY AND EQUIPMENT	1,060
Less: Accumulated depreciation and amortization	(177)
NET PROPERTY AND EQUIPMENT	$ 883

Depreciation expense incurred for the year ended December 31, 2005 was $177.

NOTE 6 - Related Party Transactions

The Company subleases office space from an affiliate on a month-to-month basis. There is no written agreement regarding this arrangement. Annual rent payments for the year ended December 31, 2005 were $27,720.

NOTE 6 - Related Party Transactions (cont'd)

The Company paid affiliates management fees and various expense reimbursements in the amount of $544,090 for the year ended December 31, 2005. There are no written agreements regarding these arrangements.

The Due from Affiliate balance of $18,323 on December 31, 2005 represents expenses paid by the Company on behalf of affiliates for the year ended December 31, 2005.

NOTE 7 - Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2005, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 8 - Stockholders' Equity

On May 26, 2005 the Company entered into an agreement with Kildare Financial Group, Inc. ("KFG"), whereby KFG contributed $2,500,000 of equity capital by purchasing 2,500,000 shares of the Company's Series A, 12%, $0.01 par value preferred stock. These shares have not been issued as of December 31, 2005, as certain documentation related to the transaction has not been finalized by the Company's legal counsel. The Company paid KFG $179,932 in interest on this contribution during the year ended December 31, 2005.

NOTE 9 - Financial Instruments With Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2005.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 10 - Guaranty of Payment Agreement

On May 26, 2005 the Company entered into a Guaranty of Payment Agreement (the "GOPA") with Drew Siok, John Carney, and W. Norris Jordan (collectively the "Guarantors") with reference to the equity contribution of $2,500,000 made to the Company (the "equity contribution") on the same date by Kildare Financial Group, Inc. ("KFG").

Under various independent contractor agreements between the Guarantors and the Company, the Guarantors are operating a branch office utilizing the equity contribution. The Guarantors have entered into the GOPA with the Company to utilize the equity contribution for its trading strategies. Under the terms of the GOPA, the Guarantors have unconditionally and irrevocably agreed to pay interest at the annual rate of 12% on the $2,500,000 on a monthly basis and to repay the Company any losses incurred on the equity contribution due to their trading practices. The Guarantors paid the Company $179,932 in interest payments during the year ended December 31, 2005. Under the GOPA, the Guarantors have the right to return the equity contribution to the Company at the end of each calendar quarter after May 26, 2006, at which time the GOPA shall automatically terminate.

NOTE 11 - Independent Contractor Agreements

The Company and various individuals (the "Contractors") have entered into Independent Contractor Agreements (the "Contractor Agreements"). Under the terms of these Contractor Agreements, the Company and the Contractors have agreed that the Contractors will operate a branch office on behalf of the Company utilizing certain of the Company's operating funds (see Note 10) for securities trading purposes. Each individual Contractor Agreement contains specific terms and covenants regarding the relationship between the Company and the individual Contractor, such as length of term, duties of the parties, trading funds limitations, compensation and additional covenants.

NOTE 12 - Income Taxes

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Provision for income taxes:			
Federal	$ 4,100	$ 47,000	$ 51,100
State and local	2,700	15,200	17,900
	$ 6,800	$ 62,200	$ 69,000

NOTE 12 - Income Taxes (cont'd)

Total deferred income taxes:	
Gross deferred tax liability	$ 62,200
Less valuation allowance	-
	$ 62,200
Change in valuation allowance	
Valuation allowance, beginning of year	$ -
Valuation allowance, end of year	-
	$ -

NOTE 13 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,527,194, which was $1,427,194 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.30 to 1.

SUPPLEMENTAL INFORMATION REPORT

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Rosemont, Pennsylvania

We have audited the accompanying financial statements of Kildare Capital, Inc. for the year ended December 31, 2005, and have issued our report thereon dated February 21, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules required pursuant to rule 15c3-3 are omitted because the Company is exempt under rule 15c3-3(K)(2)(ii).

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

February 21, 2006

SCHEDULE I

KILDARE CAPITAL, INC.
Supplementary Information
December 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

NET CAPITAL

Total Stockholders' Equity		$ 2,943,786
Deduct Non-Allowable Assets:		
Property and equipment	883	
Due from affiliates	18,323	
TOTAL NON-ALLOWABLE ASSETS		19,206
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		2,924,580
Deduct Haircuts on Security Positions:		
U.S. government obligations	39,118	
State and municipal government obligations	1,306,306	
Corporate notes	50,000	
Other securities	1,962	
		1,397,386
NET CAPITAL		$ 1,527,194
MINIMUM CAPITAL REQUIRED PER 15c3-1(A)(1)		$ 100,000
AGGREGATE INDEBTEDNESS		$ 455,454
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.30 to 1

RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION

Net Capital, As Reported in Partnership's Part IIA (Unaudited) FOCUS Report	$ 1,554,491	
Net Audit Adjustments to Haircuts on Securities	41,703	
Net Audit Adjustments	(69,000)	
NET CAPITAL, AS ADJUSTED		$ 1,527,194
NET CAPITAL PER ABOVE		1,527,194
DIFFERENCE		$ -

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Rosemont, Pennsylvania

In planning and performing our audit of the financial statements of Kildare Capital, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

February 21, 2006